Exhibit 99.2



                                                                          ASML
                                                        [LOGO GRAPHIC OMITTED]

                                    AGENDA


for the Annual General Meeting of Shareholders of ASML Holding N.V. ("the Company"), to be held at the Evoluon, Noord Brabantlaan 1-A, Eindhoven, on Thursday, March 24, 2005, beginning at 14.00 hours.

1. Opening.

2. Financial statements and Annual Report 2004.

   a. Report of the Board of Management on the activities of the Company for the financial year 2004.
   b. Report of the Supervisory Board.
   c. Evaluation of the performance of the external auditor by the Audit Committee and the Board of Management.
   d. Reserves and dividend policy - clarification.
      Clarification:
      --------------
      The Company's current policy is to not pay any dividends on its ordinary shares, nor to distribute any reserves, but to invest those proceeds, if any, in research and development and new technology.
   e. Adoption of the 2004 financial statements, as prepared in accordance with Dutch law.

3. Discussion of the Corporate Governance Chapter in the Annual Report 2004.

4. Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2004.

5. Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2004.

6. Approval of stock option- and share arrangements.
   The total maximum number of stock options that can be awarded for the financial year 2005 amounts to 5,000,000, which is approximately 1% of the current total outstanding share capital of the Company. This number is divided as follows:
   - 25% (being 1,250,000) for members of the management team, including the Board of Management;
   - 65% (being 3,250,000) for employees;
   - 10% (being 500,000) for newly hired employees and for incentive employees.

   Clarification:
   --------------
   The available stock options are granted on the basis of the stock option arrangements for the Board of Management and the employees of the Company respectively, which arrangements are similar to the respective stock options arrangements for the financial year 2004, as approved by the Annual General Meeting of Shareholders held on March 18, 2004.

   The maximum number of shares that can be conditionally awarded to the Board of Management based on this arrangement will equal 25% of the total base salary of the Board of Management, divided by the value of one share. The value of the share is determined on the day of publication of the relevant financial year annual results. With respect to the criteria for vesting of these shares, reference is made to the Remuneration policy.

7. Profile of the Supervisory Board - to be discussed.

8. Composition of the Supervisory Board.

   a. Announcement of (i) the retirement by rotation of Messrs. J.W.B. Westerburgen and M.J. Attardo and (ii) the extension of the Supervisory Board from 7 to 8 members. These vacancies entail rights of recommendation by the General Meeting of Shareholders and the Works Council;
   b. The Supervisory Board nominates Mr. Westerburgen for re-appointment and Mr. O.B. Bilous and Ms. H.C.J. van den Burg, who is recommended by the Works Council based on its strengthened recommendation right, for appointment, on the condition precedent that the General Meeting of Shareholders does not make use of its rights stated under c. All (re-)appointments will be effective from March 24, 2005;
   c. The General Meeting of Shareholders is given the opportunity to make recommendations with respect to the (re-)appointment of the members of the Supervisory Board or to demand postponement in order to be able to make such recommendations;
   d. Upon fulfilment of the condition precedent that the General Meeting of Shareholders does not make use of its opportunity given under c, the Supervisory Board presents the proposal to (re-)appoint the candidates as nominated.

9. Vacancies Supervisory Board in 2006.

   o  Messrs. J.A. Dekker and P.H. Grassmann will retire by rotation in 2006.

10. Remuneration of the Supervisory Board.

    Proposal to increase the remuneration of the Chairman of the Audit Committee with an amount of Euro 5,000 on an annual basis and to grant Mr. O.B. Bilous Euro 10,000, also on an annual basis, in addition to the remuneration of Euro 25,000 for Supervisory Board membership, on the condition that Mr. Bilous is appointed as member of the Supervisory Board.

    Clarification:
    --------------
    The reason for the proposed increase of the remuneration of the Audit Committee's Chairman is the substantial increase of his responsibilities and workload, due to Sarbanes-Oxley Act requirements as well as the Dutch Corporate Governance Code. The reason for the extra remuneration for Mr. Bilous is based on the fact that Mr. Bilous has special responsibilities toward the CFIUS Committee of the United States Government, in relation to the acquisition of Silicon Valley Group (SVG) by the Company in May 2001.

11. Proposal to amend the Articles of Association of the Company

    It is proposed to amend the Articles of Association in accordance with the proposal as attached to this agenda, as well as to authorize every lawyer of De Brauw Blackstone Westbroek N.V. in order to effectuate such amendment of the Articles of Association and to apply for Dutch regulatory approval.

    Clarification:
    --------------
    The proposal to amend the Articles of Association provides for an integral amendment of the Articles of Association. The main reason for the amendment of the Articles of Association is the recent change in Dutch corporate law, mainly resulting from the implementation of the new Large Company Regime (new "Structuurregime"), effective as of October 1, 2004.

    The amendments are discussed in the explanation to the draft deed of amendment of the Articles of Association as attached to this agenda.

12. Proposal to authorize the Board of Management for a period of 18 months from March 24, 2005, subject to the approval of the Supervisory Board and the Meeting of Holders of Priority Shares, to issue shares or rights to subscribe for shares in the capital of the Company within the limits laid down in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption right accruing to shareholders. This authorization will be limited to (i) 10% of the paid-up capital at the time of the authorization, plus (ii) an additional 10% of the paid-up capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

    Clarification:
    --------------
    This agenda item is principally included to authorize the Board of Management to issue shares or rights to shares, such as convertible loans to finance the Company's growth and its operations, as well as to take part in acquisitions or joint ventures, if applicable. The wording and percentages used are according to standard practice.

13. Proposal to authorize the Board of Management for a period of 18 months from March 24, 2005, to acquire such a number of shares as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

    Clarification:
    --------------
    This agenda item is mainly included to authorize the Board of Management to purchase ASML shares for financing purposes as well as in relation to the granting of ASML stock options, if applicable and in case deemed necessary. The wording used is according to standard practice.

14. Any other business.

15. Closing.